GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor

New York, New York 10606

December 22, 2016

Via Edgar Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company and

Great-West Life & Annuity Insurance Company of New York (each a “Registrant, “collectively, the “Registrants”)

Pre-Effective Amendment No. 2 to each Registration Statement on Form N-4

Great-West Smart Track Advisor Variable Annuity (the “Contracts”)

File Nos. 811-05817, 333-212090, and 811-05961, 333-212091

Commissioners:

Each Registrant and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the Contracts that are the subject to the above-referenced Registration Statements, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare Pre-Effective Amendment No.2 to the respective Registration Statements effective on December 22, 2016, or as soon as practicable thereafter as reasonably practicable.

To our knowledge, no distribution of copies of Pre-Effective Amendment No.2 to either Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrants and for regulatory filings.

Registrants and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Sincerely,

Great-West Life & Annuity Insurance Company and

Great-West Life & Annuity Insurance Company of New York

By:

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Associate General Counsel, Products and Corporate

GWFS Equities, Inc.

By:

/s/ Teresa L. Luiz

Teresa L. Luiz

Compliance Officer

cc:	Patrick F. Scott

Division of Investment Management, Disclosure Review Office No. 3